UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

48344T209

(CUSIP Number)

Nomis Bay LTD

Penboss Building 50 Parliament St.

Hamilton, Bermuda HM12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48344T209

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 3,719,006
	8	shared voting power 0
	9	sole dispositive power 3,719,006
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,719,006 shares
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 24.95%
14	type of reporting person* OO

* SEE INSTRUCTIONS

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Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 (the “Common Stock”), of KaloBios Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Marina Boulevard, Suite 250, Brisbane, CA 94005-1878.

Item 2. Identity and Background.

(a)-(c)

This Schedule 13D is being filed by Nomis Bay LTD, a Bermuda company (the “Reporting Person”). The Reporting Person’s present principal occupation or employment is acting as a private investment vehicle. The principal business address of the Reporting Person is Penboss Building 50 Parliament St., Hamilton, Bermuda HM12.

The Reporting Person has 2 directors: (1) James Michael Keyes, having a business address of 101 Front Street, Hamilton HM12, Bermuda. Mr. Keyes is a citizen of the United Kingdom and his present principal employment is consulting services. (2) Peter William Poole, having a business address of 4th Floor Rodus Building, PO Box 765, Road Town, Tortola, VGI110, British Virgin Islands. Mr. Poole is a citizen of the United Kingdom and is presently principally employed by Sable Trust Limited, having an address of 4th Floor Rodus Building, PO Box 765, Road Town, Tortola, VGI110, British Virgin Islands. The persons described in (1) and (2) above are referred to herein as the “Directors”.

(d)

The Reporting Person and the Directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person and the Directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used in making the purchase were drawn from the Reporting Person’s working capital.

Item 4. Purpose of Transaction.

As previously disclosed by the Issuer on December 29, 2015, the Issuer filed a voluntary petition for bankruptcy protection under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The filing was made in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Case No. 15-12628 (LSS)). As previously disclosed by the Issuer, on June 16, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Issuer’s Second Amended Plan of Reorganization, dated May 9, 2016 (as amended, the “Plan”). A copy of the Confirmation Order, with the Plan and certain Plan modifications annexed thereto, was filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 22, 2016. On June 30, 2016 (the “Effective Date”), the Plan became effective and the Issuer emerged from its Chapter 11 bankruptcy proceedings. In connection with such emergence and in accordance with the Plan, the Issuer consummated certain transactions, including a Securities Purchase Agreement (the “SPA”) with Black Horse Capital Master Fund Ltd., as administrative agent and lender (“BHCMF”), Black Horse Capital LP, as a lender (“BHC”), Cheval Holdings, Ltd., as a lender (“Cheval”) and the Reporting Person, which provided for exit financing to the Issuer under the terms set forth therein (the “SPA Transaction”). Prior to the closing of the SPA, the Reporting Person assigned twenty percent (20%) of its interest in the aggregate shares of Common Stock to be distributed to it under the SPA and the Credit Agreement (as defined below) to Cortleigh Limited, which amounted to 949,752 shares of Common Stock. A copy of the SPA was filed as Exhibit 10.7 to the Issuer’s Form 8-K filed with the SEC on April 7, 2016. On the Effective Date, the SPA Transaction was consummated in accordance with the Plan and the terms of the SPA. As a result, the Issuer issued to the purchasers an aggregate of 7,147,035 shares of Common Stock, of which 2,623,766 shares of Common Stock were purchased by the Reporting Person.

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In addition, as previously disclosed by the Issuer on April 1, 2016, the Issuer entered into a Debtor in Possession Credit and Security Agreement (the “Credit Agreement”) and related agreements with BHCMF, BHC, Cheval and the Reporting Person (collectively, the “DIP Lenders”). Copies of the Credit Agreement and related agreements and documents were filed as Exhibits 10.1 through 10.6 to the Issuer’s Form 8-K filed with the SEC on April 7, 2016. As disclosed previously, the Issuer’s debt obligations under the Credit Agreement upon the occurrence of the Maturity Date were subject to repayment to the DIP Lenders through conversion into Common Stock of the Issuer, as reorganized pursuant to the confirmed and effective Plan. The Maturity Date was deemed to occur simultaneously with the Effective Date and, accordingly, on June 30, 2016, 2,350,480 shares of Common Stock were issued to the DIP Lenders in repayment of the Issuer’s debt obligations under the Credit Agreement, of which 1,175,240 shares of Common Stock were acquired by the Reporting Person. In total, the Reporting Person acquired 3,799,006 shares of Common Stock of the Issuer. On July 7, 2016, the Reporting Person transferred 80,000 shares of Common Stock of the Issuer to H&M Ventures II LLC.

Other than as set forth above and as disclosed in Item 6 below, the Reporting Person and the Directors do not have any agreement or understanding with any other person relating to the acquisition, holding, voting or disposition of securities of the Issuer.

The Reporting Person and the Directors do not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except, as previously disclosed by the Issuer, the SPA provided (i) the Reporting Person with the right to designate one director to the board of directors; (ii) the DIP Lenders with the right to jointly and unanimously designate the Chief Executive Officer of the Issuer; (iii) the DIP Lenders with the right to jointly and unanimously designate two independent directors to the board of directors and except as disclosed in Item 6 below and as otherwise set forth herein. On the Effective Date, in accordance with the Plan, Dr. Durrant, as the current Chief Executive Officer of the Issuer as joint designee of the DIP Lenders, continued as a director, Dale Chappell became a director as a designee of the Reporting Person, and Timothy Morris and Ezra Friedberg became directors as joint designees of the DIP Lenders. The right to delegate designees to the board of directors expired on the Effective Date. In addition, in accordance with the Plan, on the Effective Date, the Issuer’s amended and restated certificate of incorporation (the “Charter”) became effective in accordance with the Plan. The only change to the Charter was the insertion of a provision prohibiting the Issuer from issuing non-voting securities, as required by Section 1123(a)(6) the Bankruptcy Code.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,719,006 shares of Common Stock or 24.95% of the shares of the Common Stock of the Issuer, based upon the 14,905,145 shares of Common Stock estimated to be the aggregate (existing and new) issued Common Stock of the Issuer after the Effective Date, as set forth in the Notice of Filing of Second Plan Supplement to Debtor’s Second Amended Plan of Reorganization (In re KaloBios Pharmaceuticals, Inc., Bankr. D. Del. Case No. 15-12628 (LSS), Notice of Filing of Second Plan Supplement to Debtor’s Second Amended Plan of Reorganization (Docket Number 553, June 13, 2016).

The Reporting Person has the sole power to vote or direct the vote of 3,719,006 shares of Common Stock and the shared power to vote or direct the vote 0 shares of Common Stock.

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The Reporting Person has the sole power to dispose or direct the disposition of 3,719,006 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

On June 30, 2016, the Reporting Person acquired 3,799,006 shares of Common Stock in connection with the SPA and conversion of debt pursuant to the Credit Agreement as further described in Item 4 above. As further disclosed in Item 6 below, on July 7, 2016, the Reporting Person transferred 80,000 shares of Common Stock of the Issuer to H&M Ventures II LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 7, 2016, the Reporting Person and H&M Ventures II LLC entered into a Letter Agreement pursuant to which the Reporting Person agreed to transfer 80,000 shares of Common Stock and certain other rights, including call rights with respect to 240,000 shares of Common Stock held by the Reporting Person, to H&M Ventures II LLC.

Item 7. Material to be Filed as Exhibits.

Letter Agreement, dated July 7, 2016, between the Reporting Person and H&M Ventures II LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016

Nomis Bay LTD

By:	/s/ James Keyes
Name: James Keyes
Title: Director

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Exhibit

July 7, 2016

Nomis Bay LTD

c/o James Keyes

Penboss Building

50 Parliament Street

Hamilton HM12 Bermuda

Re:       KaloBios Pharmaceuticals, Inc.

Ladies and Gentlemen:

This letter agreement (this “Agreement”) shall serve to confirm and memorialize the agreement by and between Nomis Bay LTD (“Nomis” or the “Seller”) and H&M Ventures II LLC (the “Purchaser” and, together with the Seller, the “Parties” and each, a “Party”) concerning (i) the Seller’s agreement to sell, and the Purchaser’s agreement to purchase, shares of Common Stock, par value $0.001 per share, of KaloBios Pharmaceuticals, Inc., a Delaware corporation (“KaloBios”), as reorganized under its plan of reorganization (“Common Stock”), and (ii) the grant by the Seller to the Purchaser of certain rights with respect to shares of Common Stock, in each case, on the terms and conditions set forth in this Agreement, for good and valuable consideration, including, inter alia, scientific advice and assistance in the clinical development of the KaloBios assets.

On June 30, 2016 (the “Closing Date”), the Seller purchased or acquired an aggregate of 3,799,006 shares of Common Stock (the “Seller’s Shares”) pursuant to the Securities Purchase Agreement, dated as of April 1, 2016 (as in effect from time to time, the “April Purchase Agreement”), by and between KaloBios, Black Horse Capital L.P., Black Horse Capital Master Fund Ltd., Cheval Holdings, Ltd., and Nomis, and the Debtor in Possession Credit and Security Agreement, dated April 1, 2016, by and among KaloBios, Black Horse Capital L.P., Black Horse Capital Master Fund Ltd., Cheval Holdings, Ltd., and Nomis.

The Purchaser entered into a letter agreement, dated the date hereof (the “Cortleigh Agreement”), with similar terms with Cortleigh Limited (“Cortleigh”), which acquired an aggregate of 949,752 shares of Common Stock from KaloBios on the Closing Date under the April Purchase Agreement as the designee of Nomis.

Definitions of certain capitalized terms are set forth in Section 3(e).

In consideration of the mutual promises and agreements contained herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereby agree as follows:

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Purchase and Sale of Transferred Shares.

Subject to the terms and conditions of this Agreement, Nomis hereby agrees to transfer, sell and deliver to the Purchaser, and the Purchaser hereby agrees to purchase from Nomis, all of Nomis’ right, title and interest in and to 80,000 shares of Common Stock (the “Transferred Shares”).

The closing (the “Closing”) of the sale and purchase of the Transferred Shares shall take place remotely via the exchange of documents and signatures at 10:00 a.m., New York time, on or before July 7, 2016. Upon the Closing, Nomis shall deliver to the Purchaser the original stock certificate(s) representing the Transferred Shares (the “Original Stock Certificates”), or provide the Purchaser written evidence of registration of the Transferred Shares with The Depository Trust Company, in form and substance reasonably satisfactory to the Purchaser (“DTC Confirmations”), and Nomis shall execute and deliver to the Purchaser such instruments of assignment and other documents as the Purchaser may request in order to consummate the transactions contemplated by this Agreement. For purposes of this Agreement, “business day” means any day other than a Saturday, a Sunday or another day on which banks in New York, New York or San Mateo County, California are authorized or required by applicable law to close.

Whether or not the Original Stock Certificates or DTC Confirmations are delivered at the Closing, upon the Closing, the Transferred Shares shall cease to be owned by the Seller for any purposes, and the Seller shall not have any rights as a holder of such Transferred Shares, including but not limited to any voting rights, registration rights, rights to distributions and any rights that it may have had under the governing documents of KaloBios or otherwise. The Seller acknowledges and agrees to adjust its books and records, and immediately upon the Closing shall provide irrevocable written instructions to KaloBios and its transfer agent to adjust the KaloBios stock ledger, in each case, effective as of the Closing, to reflect the transfer of the Transferred Shares to the Purchaser.

(a)

The Purchaser may exercise its rights to acquire Transferred Shares only if it simultaneously exercises its similar rights under the Cortleigh Agreement to purchase 20,000 shares of Common Stock on the same terms and conditions as the sale of the Transferred Shares.

Assignment of Registration Rights. Effective upon the Closing, without any further act of any Party, (A) (i) all registration and other rights, as set forth in Section 5.6 of the April Purchase Agreement, (ii) all securities registration rights (a) set forth in the KaloBios plan of reorganization and (b) as may be or as may be authorized by the United States Bankruptcy Court for the District of Delaware, and (iii) any and all other securities registration rights at any time, in each case, relating in any manner to the Transferred Shares and/or the shares of Call Right Stock (such shares, collectively, the “Shares”) and (B) rights to receive additional shares of Common Stock in connection with the Shares, as set forth in Section 5.7 of the April Purchase Agreement (all rights described in clauses (A) and (B), collectively, the “Registration Rights”), automatically shall be assigned pro rata by the Seller (without diminishing its Registration Rights on its remaining shares of Common Stock) and assumed by the Purchaser. The Seller shall, at any time and from time to time after the Closing Date, upon the reasonable request of the Purchaser, do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required for the better transferring, conveying, assigning and assuring to the Purchaser, any and all Registration Rights.

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Grant of Call Right.

(a)

General. The Seller hereby unconditionally and irrevocably grants to the Purchaser or its Qualified Designee, a right (collectively, the “Call Right”) to purchase at the Call Right Price (as defined below) all or any portion of up to 240,000 shares of Call Right Stock (as defined below), on the terms and conditions set forth in this Section 3.

(b)

Exercise of Call Right. At any time prior to the Expiration Date, the Purchaser or its Qualified Designee may, upon delivery of written notice (the “Call Right Notice”) to the Seller, request that the Seller transfer, sell and deliver to the Purchaser or its Qualified Designee the number of shares of Call Right Stock set forth in the Call Right Notice, and the Seller shall thereafter sell, transfer and deliver to the Purchaser or its Qualified Designee such Call Right Stock in accordance with Section 3(f). Other than in the case of an exercise of the Call Right resulting from receipt of a Proposed Transfer Notice, the Purchaser’s (or its Qualified Designee’s) exercise of the Call Right under this Section 3 is conditioned upon the Purchaser simultaneously exercising its right under the Cortleigh Agreement to purchase, on the same terms and conditions as the sale of the applicable Call Right Stock being sold hereunder,  a number of shares of Common Stock such that the shares of Common Stock being purchased by the Purchaser or its Qualified Designee on the applicable Call Right Closing Date under this Agreement and under the Cortleigh Agreement are in accordance with the Applicable Percentage (e.g., if the Purchaser exercises its Call Right to purchase 80,000 shares of Call Right Stock for $5.00 per share under this Agreement, on the applicable Call Right Closing Date it also must exercise its right to purchase 20,000 shares of Call Right Stock for $5.00 per share under the Cortleigh Agreement). For the avoidance of doubt, Nomis shall not have any responsibility for the performance of Cortleigh under the Cortleigh Agreement.

(c)

Notice of Proposed Transfer. If at any time during the period commencing on the date of this Agreement and ending on the Expiration Date, the Seller intends to make a Proposed Transfer, the Seller shall deliver written notice thereof (a “Proposed Transfer Notice”) to the Purchaser not later than two (2) business days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain (i) the number of shares of Call Right Stock proposed to be transferred and (ii) the proposed price per share of Call Right Stock in such Proposed Transfer (other than in connection with a sale of such Call Right Stock in a public markets transaction without a pre-negotiated price). Upon receipt of the Proposed Transfer Notice, the Purchaser or its Qualified Designee shall have the right to exercise its Call Right under this Section 3 as to a number of shares proposed to be transferred up to the then remaining Call Right Stock by delivery of a Call Right Notice. The Purchaser’s failure to exercise its Call Right in connection with any Proposed Transfer shall not affect its right to exercise such right as to any future Proposed Transfer prior to the Expiration Date.

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(d)

Seller Acknowledgements. The Seller acknowledges and agrees that (A) the applicable Call Right Price may be any amount set forth in clause (i), (ii) or (iii) of the definition of “Call Right Price” and may be selected by the Purchaser in its sole discretion; provided that the number of shares of Call Right Stock eligible for purchase by the Purchaser at any Call Right Price set forth in clause (i), (ii) or (iii) of the definition of “Call Right Price” shall not exceed number of shares of Call Right Stock set forth in such clause, and (B) notwithstanding the material terms and conditions of any Proposed Transfer, all shares of Call Right Stock shall be offered to the Purchaser or its Qualified Designee free from any and all Liens. In the event of a conflict between this Agreement and any other agreement that may have been entered into by the Purchaser with the Seller that contains a preexisting right of first refusal or call right, the Seller and the Purchaser acknowledge and agree that the terms of this Agreement shall control. Without the prior written consent of the Purchaser, (i) other than in the case of a Sale Transaction, the sole consideration payable in a Proposed Transfer shall be cash, and (ii) the Call Right Price shall be payable by the Purchaser in cash.

(e)

Definitions. For purposes of this Section 3, the following terms shall have the meaning ascribed to such terms as set forth below:

(i)

“Affiliate” shall mean, with respect to any person, any other person controlling, controlled by or under common control with such first person.

(ii)

“Applicable Percentage” means (i) in the case of Nomis, 80%, and (ii) in the case of Cortleigh, 20%.

(iii)

“Call Right Price” means (i) an amount per share equal to $5.00 for up to 80,000 shares of Call Right Stock; (ii) an amount per share equal to $7.50 for up to 120,000 shares of Call Right Stock, and (iii) an amount per share equal to $10.00 for up to 40,000 shares of Call Right Stock; provided that the Call Right Price shall be adjusted equitably in the event of any adjustment in the number of shares of Call Right Stock as set forth in the definition of “Call Right Stock”.

(iv)

“Call Right Stock” means an aggregate of 240,000 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or merger of KaloBios or other transaction described in this Agreement), or any such securities for or into which the shares of Common Stock purchased under the April Purchase Agreement may have been exchanged or converted.

(v)

“Lien” means any mortgage, claim, lien, deed of trust, charge, pledge, security interest or other encumbrance.

(vi)

“Proposed Transfer” means any assignment, sale, offer to sell, disposition of or any other like transfer of any shares of Common Stock (or any interest therein), including, without limitation, (A) a resale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), (B) a sale under a registration statement filed with the Securities and Exchange Commission (the “SEC”), or (C) in connection with a Sale Transaction. For purposes of this definition, all shares of Common Stock that are issuable upon exercise or conversion of any convertible securities acquired by such person(s) shall be deemed to be issued and held by such person(s).

(vii)

“Qualified Designee” means an Affiliate or member of the Purchaser; provided that such Affiliate or member is not an Affiliate of or in any way employed by, employing, retained by, retaining, or in any other way related to Martin Shkreli.

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(viii)

“Sale Transaction” shall mean the sale (in a single transaction or a series of related transactions) of KaloBios to any person or persons that are not Affiliates of Nomis in which such person(s) acquires (a) more than 50% of the shares of the outstanding KaloBios Common Stock (whether by merger, consolidation, sale or other transfer of Common Stock, reorganization, recapitalization or otherwise), or (b) all or substantially all of the assets of KaloBios and its subsidiaries, determined on a consolidated basis.

(f)

Closing of Purchases of Call Right Stock. The closing of each purchase of Call Right Stock by the Purchaser (each, a “Call Right Closing Date”) shall take place, and all payments from the Purchaser shall be delivered to the Seller, by no later than ten (10) days after delivery of the Call Right Notice. On each Call Right Closing Date, the Seller, at its expense, will: (i) cause to be recorded in the Purchaser’s or its Qualified Designee’s name on the Seller’s and KaloBios’s books and records the fully paid and non-assessable shares of Common Stock to which the Purchaser shall be entitled, and (ii) deliver to the Purchaser or its Qualified Designee original stock certificates with respect to the Call Right Stock acquired by the Purchaser or its Qualified Designee on such Call Right Closing Date.

(g)

Adjustments.

(i)

If KaloBios declares or pays a dividend on its Common Stock payable in Common Stock, or other securities, or subdivides the outstanding Common Stock into a greater amount of Common Stock, then upon exercise of a Call Right, for each share of Common Stock acquired, the Purchaser shall receive, without cost to the Purchaser, the total number and kind of securities to which the Purchaser would have been entitled had the Purchaser owned such shares of Common Stock of record as of the date the dividend or subdivision occurred.

(ii)

Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise of a Call Right, the Purchaser shall be entitled to receive, upon exercise of such Call Right, the number and kind of securities and property that the Purchaser would have received for the shares of Common Stock if such Call Right had been exercised immediately before such reclassification, exchange, substitution, or other event. The provisions of this Section 3(g) shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

(iii)

If the outstanding shares of Common Stock are combined or consolidated, by reclassification, reverse split or otherwise, into a lesser number of shares of Common Stock, the Call Right Price shall be proportionately increased. If the outstanding shares of Common Stock are subdivided, split or multiplied, by reclassification, a dividend payable in common stock or otherwise, into a greater number of shares of Common Stock, the Call Right Price shall be proportionately decreased.

(iv)

If the Seller shall be entitled to receive additional shares of Common Stock pursuant to Section 5.7 of the April Purchase Agreement, then upon exercise of a Call Right, the Purchaser shall be entitled to receive, for no additional consideration, the Purchaser’s pro rata portion of such additional shares of Common Stock.

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(v)

Nothing in this Agreement shall limit or restrict the Seller’s right to vote for or against or to consent to any amendment of the Certificate of Incorporation or Bylaws of KaloBios, or to a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action of KaloBios; provided that the Seller shall in good faith assist in carrying out all the provisions of this Section 3 and in taking all such action as may be necessary or appropriate to protect the Purchaser’s rights under this Section 3 against impairment. For purposes of clarity and without any further restriction on Seller, the Seller may take any and all actions (such as those described above) relating to the Sale of KaloBios or any financing of KaloBios, regardless whether the financing is provided by third parties or the Seller, or the Seller is an investor in a person participating in the Sale of KaloBios.

(vi)

Upon each adjustment of the Call Right Price or number of shares of Call Right Stock, the Seller shall at its expense promptly compute such adjustment, and furnish the Purchaser with a certificate signed by an authorized representative of the Seller, setting forth such adjustment and the facts upon which such adjustment is based. The Seller shall, upon written request, furnish the Purchaser a certificate setting forth the Call Right Price and number of shares of Call Right Stock in effect upon the date thereof and the series of adjustments leading to such Call Right Price and number of shares of Call Right Stock.

(h)

No Obligations. Nothing contained in this Agreement shall be construed as imposing any obligations on the Purchaser to purchase any securities upon exercise of a Call Right or otherwise (other than the obligations to purchase Shares pursuant to any Call Right Notice or Proposed Transfer Notice pursuant to a purchase agreement reasonably acceptable to the Purchaser) or as a stockholder of KaloBios.

(i)

No Fractional Shares. No fractional shares of Common Stock shall be issuable upon exercise of a Call Right and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. If a fractional share interest arises upon any exercise of a Call Right, the Seller shall eliminate such fractional share interest by paying the Purchaser an amount in cash computed by multiplying the fractional interest by the price per share of Common Stock, as set forth in the Call Right Notice or Proposed Transfer Notice.

(j)

Expiration. The rights of the Purchaser set forth in this Section 3 may be exercised in whole or in part at any time and from time to time by the Purchaser and shall expire on the date that is the sooner to occur of (i) the date on which the Purchaser or its Qualified Designee has purchased all of the 240,000 shares of Call Right Stock purchasable from Nomis hereunder, and (ii) the date on which Nomis has sold an aggregate of 3,719,006 shares of Common Stock (in addition to the sale of the Transferred Shares); provided, in each case, that such Seller shall have complied in full with all of its obligations set forth in this Section 3 (such date the “Expiration Date”).

Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that as of the date hereof, the Closing Date and each Call Right Closing Date:

Such Seller has all necessary legal authority, power and capacity to execute and deliver this Agreement, and to perform its obligations hereunder, without the additional consent or approval (including, without limitation, any consent or approval relating to any transfer whatsoever of any Shares and the assignment of the Registration Rights) of any other person or entity (except for consents or approvals that have been obtained).

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This Agreement has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of and compliance with the terms and conditions hereof (i) do not violate or conflict with (A) any provision of the organizational documents of such Seller, (B) any agreement by which such Seller or the Shares are bound or (C) any judgment, decree or order of any governmental authority to which such Seller is a party or by which such Seller any of its properties is bound; or (ii) require any filing with, or the obtaining of any permit, authorization, consent or approval of any third party or governmental authority.

Such Seller shall be solely responsible for paying any and all income taxes of such Seller arising from the sale of the Shares to the Purchaser, and any related penalties, fines and interest.

The Shares constitute “New Common Stock” and “Securities” (each as defined in the April Purchase Agreement) and will be, are or were originally issued pursuant to the April Purchase Agreement.

On the Closing Date, (i) Nomis was the owner of 3,799,006 Seller’s Shares; (ii) the Seller was the owner of a sufficient number of Shares required to consummate the transactions contemplated by this Agreement; (iii) the Seller held such Seller’s Shares free from any and all Liens, other than those imposed under this Agreement; and (iv) all such Seller’s Shares were fully-vested and not subject to forfeiture, redemption or other impairment.

Such Seller’s Shares, when sold and delivered to the Purchaser or its Qualifed Designee in accordance with the terms set forth in this Agreement, will be validly issued, fully paid and nonassessable, free of Liens and restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and Liens created by or imposed by the Purchaser and fully-vested and not subject to forfeiture, redemption or other impairment.

Such Seller disclaims any representations or warranties about KaloBios’ business, management, financial affairs or the terms and conditions of the Common Stock.

Representations and Warranties of the Purchaser. (a) The Purchaser represents and warrants to the Seller that as of the date hereof:

(i)

The Purchaser has all necessary legal authority, power and capacity to execute and deliver this Agreement, and to perform its obligations hereunder, without the additional consent or approval of any other person or entity (except for consents or approvals that have been obtained).

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(ii)

This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(iii)

The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of and compliance with the terms and conditions hereof (x) do not violate or conflict with (i) any agreement by which the Purchaser is bound or (ii) any judgment, decree or order of any governmental authority to which the Purchaser is a party; or (y) require any filing with, or the obtaining of any permit, authorization, consent or approval of any third party or governmental authority.

(iv)

This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Seller that the Transferred Shares will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third party, with respect to any of the Transferred Shares or Call Right Stock. The Purchaser has not been formed for the specific purpose of acquiring the Transferred Shares or Call Right Stock.

(v)

The Purchaser has had an opportunity to discuss the KaloBios business, management, financial affairs and the terms and conditions of the offering of the Shares with KaloBios management and has had an opportunity to review KaloBios facilities.

(vi)

The Purchaser understands that the Transferred Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Transferred Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

(vii)

The Purchaser is an accredited investor as defined in Rule 501(a) under the Securities Act.

(viii)

Neither the Purchaser, nor any of its members or managers has either directly or indirectly, including through a broker or finder (A) engaged in any general solicitation, or (B) published any advertisement in connection with the offer and sale of the Shares.

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(ix)

The principal place of business of the Purchaser is identified in the address of the Purchaser set forth on the applicable signature page hereto.

(b)

As a condition of each exercise of the Call Right or the Purchaser’s rights under a Proposed Transfer Notice pursuant to Section 3(c) above (collectively for purposes of this Section 5(b), “such rights”), the Purchaser or its Qualified Designee shall make the following representations and warranties in writing as of the time of such exercise:

(x)

The Purchaser or its Qualified Designee has all necessary legal authority, power and capacity to execute and deliver this Agreement, and to perform its obligations hereunder, without the additional consent or approval of any other person or entity (except for consents or approvals that have been obtained).

(xi)

This Agreement has been duly and validly executed and delivered by the Purchaser or its Qualified Designee and constitutes the legal, valid and binding obligation of the Purchaser or its Qualified Designee, enforceable against the Purchaser or its Qualified Designee in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(xii)

The exercise of such rights (x) do not violate or conflict with (i) any agreement by which the Purchaser or its Qualified Designee is bound or (ii) any judgment, decree or order of any governmental authority to which the Purchaser or its Qualified Designee is a party; or (y) require any filing with, or the obtaining of any permit, authorization, consent or approval of any third party or governmental authority.

(xiii)

(A) The Call Right Stock to be acquired by the Purchaser or its Qualified Designee upon exercise of such rights will be acquired for investment for the Purchaser’s or its Qualified Designee’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, (B) the Purchaser or its Qualified Designee has no present intention of selling, granting any participation in, or otherwise distributing the same, (C) the Purchaser or its Qualified Designee does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third party, with respect to any of the Call Right Stock, and (D) the Purchaser or its Qualified Designee has not been formed for the specific purpose of acquiring the Call Right Stock.

(xiv)

The Purchaser or its Qualified Designee understands that (A) the Call Right Stock issuable upon exercise of such rights have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s or its Qualified Designee’s representations as expressed herein, (B) such Call Right Stock will be “restricted securities” under applicable U.S. federal and state securities laws and (C), pursuant to these laws, the Purchaser or its Qualified Designee must hold the Shares indefinitely unless they are registered with the United States Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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(xv)

The Purchaser or its Qualified Designee is an accredited investor as defined in Rule 501(a) under the Securities Act.

(xvi)

Neither the Purchaser, its Qualified Designee, nor any of their respective members or managers has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

(xvii)

The principal place of business of the Purchaser or its Qualified Designee is identified in the address of the Purchaser or its Qualified Designee set forth on the applicable notice of exercise of such rights.

6.

Confidentiality. Each Party shall keep the existence and terms of this Agreement strictly confidential. Notwithstanding the foregoing sentence, each Party may disclose in its public securities filings a form of this Agreement and make such other disclosures as reasonably required for such party to comply with applicable securities laws and regulations; provided that the Party filing such copy of this Agreement under this Section 6 shall prior to such filing provide the other Parties with such copy proposed to be filed, and shall seek the written consent by the other Parties, which consent shall not be unreasonably withheld or delayed.

7.

Governing Law; Submission to Jurisdiction. This Agreement and the rights and obligations of the Parties shall be governed by, interpreted, and enforced in accordance with the laws of the State of New York (without giving effect to its conflicts of laws principles). The Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the County of New York, State of New York, United States of America, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement (“Covered Matters”), (b) agree not to commence any suit, action or other proceeding arising out of or based upon any Covered Matters except in the state courts or federal courts located in the County of New York, State of New York, United States of America, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter of any Covered Matter may not be enforced in or by such court.

Merger; Waiver; Amendments. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof; provided that the Purchaser must comply with the terms of the Cortleigh Agreement as set forth above in Section 3(b). No term or provision of this Agreement may be waived or modified unless such waiver or modification is in writing and signed by the Party against whom such waiver or modification is sought to be enforced. Neither the Seller nor the Purchaser may assign this Agreement or any of its respective rights, titles or interests hereunder without the prior written consent of the other Parties.

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Counterparts. This Agreement may be executed simultaneously in any number of counterparts. Each executed counterpart (including an executed counterpart delivered by facsimile or e-mail) shall be deemed to be an original, and all such executed counterparts together shall constitute one and the same agreement.

Severability. To the extent that any term or provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, such term or provision shall be voided without rendering invalid or enforceable the remaining terms and provisions of this Agreement.

Further Assurances. The Parties agree to take such further actions and execute such other instruments as may be reasonably requested to reflect the transactions contemplated by this Agreement.

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt, in each case to the address, e-mail address or facsimile number of the intended recipient as set forth on the signature page hereto or such other address, e-mail address or facsimile number as may be provided by the intended recipient to the other Parties by written notice in accordance with this Section 12.

[Signature Page Follows]

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Yours truly,

H&M VENTURES II LLC

By:
Name:
Title:

Address:

Attention:
Email:

Acknowledged and Agreed:

NOMIS BAY LTD

By:
Name:
Title:

Address:

Attention:
Email:

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